Exhibit 23.3

CONSENT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related prospectus of Titan Pharmaceuticals, Inc. for the registration of common or preferred stock up to an aggregate initial offering of $50,000,000 and to the incorporation by reference of our report dated February 20, 2004, with respect to the consolidated financial statements of Titan Pharmaceuticals, Inc. for the year ended December 31, 2003 included in its Annual Report (Form 10-K) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Palo Alto, California

February 6, 2007